130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE
October 16, 2020		No. 20-09

Avalon to Extend Expiry Date of 2,187,500 Warrants

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce that it intends to extend the expiry date of a total of 2,187,500 outstanding share purchase warrants of the Company, each of which is exercisable to acquire one common share of the Company at a price of $0.12 per share (collectively, the "Warrants"). The Warrants were issued in two tranches pursuant to a private placement completed in November 2018, and are set to expire in November, 2020.

The Company intends to extend the expiry date of the remaining 1,900,000 Warrants from the first tranche from November 1, 2020 to November 1, 2021, and the expiry date of the remaining 287,500 Warrants from the second tranche from November 23, 2020 to November 23, 2021. All other terms and conditions of the Warrants remain unchanged.  None of the outstanding warrants are held by insiders.

The Company expects the Warrant extension to become effective on or before October 30, 2020, subject to the requisite approval of the Toronto Stock Exchange.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum-Lithium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains forward-looking statements, which relate to future events and reflect management's current expectations and assumptions, including that the Warrants will be extended and that the Company will be successful in obtaining the requisite approval from the Warrant holders and the Toronto Stock Exchange. Investors are cautioned that these forward looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected, including that the Company is unsuccessful in obtaining all requisite approvals for the Warrant extension, or the timing for the Warrant extension being delayed. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances. All of the forward-looking statements made in this press release are qualified by these cautionary statements and by those made in the Company's filings with SEDAR in Canada available at www.sedar.com.